

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of JLT Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JLT Capital Partners LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of JLT Capital Partners LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JLT Capital Partners LLC's management. Our responsibility is to express an opinion on JLT Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JLT Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as JLT Capital Partners LLC's auditor since 2023.

Maitland, Florida

February 27, 2024

JLT CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	29,781
Accounts receivable		95,420
Prepaid expenses		6,012
Furniture and computer equipment at cost, less accumulated depreciation of $13,059		2,921
Total Assets	$	134,134

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	5,026
Payable to related party		1,600
Total Liabilities		6,626
Members' equity		127,508
Total liabilities and members' equity	$	134,134

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JLT Capital Partners LLC (the "Company") was organized as a Limited Liability Company on May 6, 2011, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2012. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company serves as a marketing and solicitation agent for investment managers and investment advisors. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by the Financial Industry Regulatory Authority.

The Company claims an exemption from SEC Rule 15c3-3 pursuant to Footnote 74 to SEC Release 34-70073.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes, and, thus, is not subject to federal income taxes and makes no provision for federal income taxes in the financial statements. Taxable income of the Company is reported on the members individual tax return.

The Company is subject to New Hampshire business profits and business enterprise tax. The company did not record a provision for New Hampshire taxes in the financial statements.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, for 2019 onward.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. At December 31, 2023, the Company recorded an bad debts in the amount of $70,867.

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The principal sources of operating revenue of the Company are 1) service fees related to soliciting and obtaining suitable investors for certain client investment Funds and 2) fixed retainer fees.

Service fees are earned from investment managers and investment advisors for solicitation efforts. These fees are a fixed percentage of management fees received by the Fund's Manager from investors solicited by the Company. Revenue from investors is calculated as the Fund Manager's management fee multiplied by stated rates in each Fund's contract. Service fees are recognized over-time throughout the life of the Fund. As management fees are based on the market value of assets held in investors' accounts, the consideration is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts and investor activity (contributions and distributions). The constraint is removed once the investment holdings are valued and related Manager's management fees can be determined, typically at the end of each calendar quarter.

Retainer fees are earned for the distribution of materials to prospective investors, review of written responses to information requests, and for review and comments on periodic updates. Retainer fees are fixed and recognized over-time at the end of each month, the point at which performance obligations have been satisfied.

Fixed Assets
The Company capitalizes major capital expenditures. Depreciation is based on straight line method over the following useful lives:

Furniture and fixtures	7 years
Computer equipment	3 years

Balances of the major classes of depreciable assets at December 31, 2023 are:

Furniture and fixtures	$2,921
Computer equipment	-
	$2,921

Depreciation expense for the year ended December 31, 2023 was $1,593.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable of December 31, 2022 and 2023 of $234,897 and $95,420 respectively.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $23,155, which was $18,155 in excess of the FINRA minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2023 was .286 to 1.

4. RELATED PARTY TRANSACTIONS

The Company occupies its office facilities in the personal residence of the Managing Member, James Tovey. Rent charged to the Company is $1,600 a month, which is based on reasonable allocation of square footage. For the year ended December 31, 2023, the company had recorded $19,200 for occupancy expense. The rental agreement is for a 12-month period ending on December 31, 2023 and can be renewed each year. The future minimum rental payments for this commitment is $19,200. For the year ended December 31, 2023, the Company also paid health insurance premiums for its member in the amount of $14,549. At December 31, 2023, $1,600 is included in Payable to Related Party related to these transactions.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2023, one customer accounted for 100% of the Company's revenue.

6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

7. SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company no events and transactions subsequent to December 31, 2023 requiring disclosure.